May 21, 2014

VIA EDGAR TRANSMISSION

Stephanie Hui

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Azzad Funds, File Nos. 333-20177 and 811-08021

Dear Ms. Hui:

Pursuant to Rule 461 under the Securities Act of 1933, Azzad Funds (the "Registrant") hereby requests that the Commission accelerate the effective date of Post-Effective Amendment No. 24 to the Registrant's Registration Statement (the "Amendment"), which was filed on May 21, 2014, to June 15, 2014, or the earliest practicable date thereafter.  Absent acceleration, the Amendment would become effective on July 20, 2014. The Registrant does not have a principal underwriter/distributor.

The Amendment was filed under the Securities Act for the purpose of including information regarding a new sub-adviser for the Fund.  If you have any questions, please call the undersigned at (703) 207 7005 x115.

Very truly yours,

Bashar Qasem,

Chairman

Azzad Funds